Mail Stop 4561

February 19, 2009

Mr. Joel Schwartz
Principal Financial Officer
P.I. Associates Limited Partnership
280 Daines Street, Suite 300
Birmingham, MI 48009

> **Re:** **Uniprop Manufactured Housing Communities Income Fund**
> **Item 4.01 Form 8-K**
> **Filed February 10, 2009, as amended February 19, 2009**
> **File No. 000-15940**

Dear Mr. Schwartz:

     We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

     Sincerely,

     Jonathan Wiggins
     Staff Accountant